AMENDED AND RESTATED

OPERATING AGREEMENT

OF

PHARM ROBOTICS, LLC

The Units referred to in this limited liability company agreement have not been registered under the Securities Act of 1933 or any other securities laws, and such Units may not be transferred without appropriate registration or the availability of an exemption from such registration requirements.

TABLE OF CONTENTS

Page

AMENDED AND RESTATED OPERATING AGREEMENT
OF
PHARM ROBOTICS, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is made and entered into as of January 23, 2020, by and among the persons set forth on Schedule A attached hereto.

RECITALS:

WHEREAS, the Members previously adopted that certain Operating Agreement of the Company, dated as of February 12, 2019 (the "Original Agreement"); and

WHEREAS, on the date hereof, the Members desire to amend and restate the Original Agreement in its entirety and adopt this Agreement as the operating agreement of the Company.

AGREEMENT:

In consideration of the premises and the mutual agreements contained herein, the persons set forth on the signature page attached hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Terms Defined Herein. As used herein, the following terms shall have the following meanings, unless the context otherwise specifies:

"**Act**" means the Delaware Limited Liability Company Act, 6 Del. C. §18-101 *et seq*., as amended from time to time, and any successor to such Act.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" of a specified Person means any other Person or group of Persons that controls, is controlled by, or is under common control with the specified Person. For purposes of this Agreement, (i) a Person or group of Persons shall be deemed to "control" another if such Person or group of Persons owns, directly or indirectly through one or more Affiliates, more than 50% of the common stock or other equity or beneficial interests of such other Person, or has the right, contractual or otherwise, to direct the management and affairs of such other Person; and (ii) a Person that is a natural person shall be deemed to include all immediate family members of such natural person. Notwithstanding the foregoing, for purposes of this Agreement, the Company is not an Affiliate of the Members.

"**Agreement**" means this Amended and Restated Operating Agreement of the Company, as amended from time to time.

"**Available Cash**" means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company derived from the day to day operations of the Company (and specifically excluding Capital Contributions and Liquidation Proceeds) that the Board of Managers determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves. For the avoidance of doubt, when distributing funds pursuant to or in accordance with Section 4.2(c), Available Cash will be deemed to include Liquidation Proceeds.

"**BBA Partnership Audit Rules**" means Sections 6221 through 6241 of the Code, as amended by the Budget Act, including any other Code provisions with respect to the same subject matter as Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto.

"**Board of Managers**" means the group of Managers elected pursuant to Article V to manage the business and affairs of the Company.

"**Budget Act**" means the Bi-partisan Budget Act of 2015.

"**Capital Account**" means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.3.

"**Capital Contribution**" means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company for such Member's Units.

"**Capital Raise**" means the issuance of Units by the Company for the principal purpose of raising capital.

"**Certificate**" means the Certificate of Formation of the Company filed with the Delaware Secretary of State, as amended from time to time.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or the corresponding provisions of future laws.

"**Company Minimum Gain**" shall have the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain shall be determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3 hereof. In any taxable year in which a Revaluation occurs, the net increase or decrease in Company Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company

Minimum Gain, and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation.

"**Credits**" means all tax credits allowed by the Code with respect to activities of the Company or the Property.

"**Distributions**" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts.

"**Fair Market Value**" means the price at which a Unit would change hands between a hypothetical willing and able buyer and a willing and able seller, acting at arm's length in an open and unrestricted market, with neither being under compulsion to buy or sell and when both have reasonable knowledge of relevant facts and without taking into account a discount for a minority position or a lack of marketability.

"**Fair Value**" of an asset means its Fair Market Value.

"**Hintz Anti-Dilution Protection**" shall have the meaning set forth in Section 7.4(b)(ii).

"**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) shall be included in taxable income or loss; (ii) tax exempt income shall be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss shall be subtracted; and (iv) taxable income or loss shall be adjusted to reflect any item of income or loss specifically allocated in Article IV.

"**Interested Person**" shall have the meaning set forth in Section 5.19.

"**Liquidation Proceeds**" means all Property at the time of liquidation of the Company and all proceeds thereof.

"**Liquidator**" shall have the meaning set forth in Section 4.2(b).

"**Majority in Interest**" means Members holding an aggregate of more than fifty percent (50%) of the aggregate outstanding vested Units of the Company.

"**Manager**" means each of the natural persons elected pursuant to Article V to serve on the Board of Managers.

"**Member**" means each Person executing this Agreement and each Person who is subsequently admitted to the Company as a Member pursuant to this Agreement.

"**Member Minimum Gain**" shall have the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain shall be determined by computing for each Member

Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company shall use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3 of this Agreement. In any taxable year in which a Revaluation occurs, the net increase or decrease in Member Minimum Gain for such taxable year shall be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain, and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation.

"**Member Nonrecourse Debt**" shall have the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" shall have the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

"**Minimum Gain Chargeback Requirement**" shall have the meaning set forth in Section 4.5(b).

"**Net Taxable Income**" shall mean with respect to each Member for a particular Company tax year the excess, if any, of (i) such Member's share of the Company's net taxable income allocated to such Member, over (ii) the aggregate amount of such Member's share of the Company's net taxable loss for all prior years which has not been previously utilized to offset such Member's share of the Company's Net Taxable Income for any previous year. For these purposes, Members shall include any predecessor in interest with respect to the applicable Units and the computation of taxable income shall be based upon the Fair Value of property contributed to the Company in exchange for Units.

"**Nonrecourse Debt**" means a Company liability with respect to which no Member bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

"**Nonrecourse Deductions**" shall have the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(d)) during such year reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"**Notice**" shall have the meaning set forth in Section 9.3.

"**Partnership Representative**" shall have the meaning set forth in Section 6.4.

“**Percentage Interest**” with respect to each Member, shall equal the percentage determined by dividing such Member's number of Units by the total number of Units outstanding.

“**Person**” means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

“**Property**” means all properties and assets that the Company may own or otherwise have an interest in from time to time.

“**Reserves**” means amounts set aside from time to time by the Board of Managers pursuant to Section 4.8 of this Agreement.

“**Revaluation**” shall mean the occurrence of any event described in clause (w), (x), (y) or (z) of Section 3.3 of this Agreement in which the book basis of Property is adjusted to its Fair Value.

“**Safe Harbor Election**” shall have the meaning set forth in Section 3.5(b).

“**Substitute Member**” shall have the meaning set forth in Section 7.2.

“**Swart and Trujillo Anti-Dilution Protection**” shall have the meaning set forth in Section 7.4(b)(i).

“**Tax Distribution Amount**” shall mean with respect to each Member an amount equal to the product of (i) such member’s Net Taxable Income with respect to such tax year of the Company, times (ii) the Tax Rate.

“**Tax Rate**” means the combined highest marginal federal rate, (including the net investment income tax rate under Code section 1411) and the highest marginal state rate for individuals residing in California, on ordinary income and capital gains, as applicable, or such higher rate as determined by the Board of Managers.

“**Third Party**” means a Person that is not an Affiliate of the Company or a Member.

“**Transfer**” means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise. Transfers shall include, without limitation, a Transfer with respect to the ownership or equity of a Member or a Member’s equity owner or other controlling party.

“**Transferee**” shall have the meaning set forth in Section 7.1(b) of this Agreement.

“**Transferor**” shall mean any Member that transfers Units.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department of the United States of America with respect to the Code, as such regulations are amended from time to time, or the corresponding provisions of future regulations.

"**Unit**" is a measure of the relative ownership by the Members in the Company and refers to all of a Member's rights and interests in the Company in such Member's capacity as a Member, all as provided in the Certificate, this Agreement and the Act, including, without limitation, the Member's interest in the capital, Income, gain, deductions, Losses, and Credits of the Company.

"**Unit Issuance**" shall have the meaning set forth in Section 7.4(b).

1.2 Other Definitional Provisions.

(a) As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(c) Words of the masculine gender shall be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

ARTICLE II
BUSINESS PURPOSES AND OFFICES

2.1 Name; Business Purpose. The name of the Company shall be as stated in the Certificate. The Company is formed for the purpose of conducting any and all business permitted to be conducted by the Act and applicable law, all in accordance with this Agreement.

2.2 Powers. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company shall have the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3 Principal Office. The principal office of the Company shall be located at such place as the Board of Managers may determine from time to time.

2.4 Registered Office and Registered Agent. The location of the registered office and the name of the registered agent of the Company in the State of Delaware shall be as stated in the Certificate. The registered office and registered agent of the Company may be changed, from time to time, by the Board of Managers.

2.5 Effective Date. This Agreement shall be effective upon the date first set forth above.

2.6 Liability of Members.

(a) No Member or Manager, solely by reason of being a Member or Manager, or both, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member, Manager, agent, or employee of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing liability on the Members or Managers for the debts, obligations, or liabilities of the Company.

(b) Except as otherwise provided in this Agreement or as explicitly required by the Act, the Members shall not be required to exercise any particular standard of care, nor shall they owe any fiduciary duties to the Company or the other Members. Such excluded duties include, by way of example, but not limitation, any duty of care, duty of loyalty, duty of reasonableness, duty to exercise proper business judgment, duty to make business opportunities available to the Company, and any other duty which is typically imposed upon corporate officers and directors, general partners, shareholders and trustees. The Members shall not be held liable for any harm to the Company or the Members resulting from any acts or omissions attributed thereto.

ARTICLE III
UNITS; CAPITAL CONTRIBUTIONS

3.1 Units. Each Member acknowledges and agrees that each Member has the Units set forth opposite such Member's name on Schedule A attached hereto.

3.2 Additional Capital Contributions. The Company shall not be permitted to require a Member to make any additional contributions of capital to the Company.

3.3 Capital Accounts. A separate Capital Account shall be maintained for each Member and each Transferee. Each Member's Capital Account shall be (a) increased by (i) the amount of money contributed by such Member, (ii) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company income and gain (or items thereof), and (iv) to the extent not already netted out under clause (b)(ii) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (b) decreased by (i) the amount of money distributed to such Member, (ii) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (iii) allocations to such Member, pursuant to Article IV, of Company loss and deductions (or items thereof), and (iv) to the extent not already netted out under clause (a)(ii) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In the event any Units are transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred interest and the Capital Account of each Transferee shall be increased and decreased in the manner set forth above.

In the event of (w) the grant of profits interests pursuant to Section 3.5, (x) an additional Capital Contribution by an existing or an additional Member of more than a de minimis amount that results in a shift in Units, (y) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for a Unit or a distribution of property other than money or (z) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property shall be adjusted to Fair Value and the Capital Accounts of all the Members shall be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clause (x) or (y) above shall be made only if (and to the extent) the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

In the event that Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members' Capital Accounts shall be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

The foregoing provisions of this Section 3.3 and the other provisions of this Agreement relating to the maintenance of capital accounts are intended to comply with Treasury Regulation §§ 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Board of Managers may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and the Board of Managers, upon any such determination by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

3.4 Capital Withdrawal Rights, Interest and Priority. Except as expressly provided in this Agreement, no Member shall be entitled to withdraw or reduce such Member's Capital Account or to receive any Distributions. No Member shall be entitled to demand or receive any Distribution in any form other than in cash. No Member shall be entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member shall have any priority over any other Member as to the return of the balance in such Member's Capital Account.

3.5 Profits Interests.

(a) The Board of Managers may grant additional Units which are to be treated as "profits interests" for federal income tax purposes within the meaning of Rev. Proc.

93-27, 1993-C.B. 343. In accordance with Rev. Proc. 2001-43, 2001-2 CB 191, the Company shall treat each profits interest holder as the owner of such Units from the date it is granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Members, allocating to such Members their distributive share of all items of income, gain, loss, deduction, and credit associated with such Units. On the date of issuance, the profits interests granted under this Agreement are intended to have a fair market value equal to zero and the Capital Account of each such Unit upon issuance shall be zero. Each recipient of a profits interest agrees upon the receipt of such Units to make an election under Code section 83(b).

(b) The Company acknowledges that the IRS issued Internal Revenue Service Notice 2005-43, I.R.B. 2005-24 (June 13, 2005), proposing to create a safe harbor election for "profits interests" ("Notice 2005-43") (the safe harbor election referred to herein as the "Safe Harbor Election"). The IRS has not yet finalized the Safe Harbor Election. At any time after final guidance has been issued from the IRS and/or the Department of Treasury, and upon the request of a profits interest holder, the Company on behalf of all Members and the Company, (i) shall cause an amendment to this Agreement to be executed modifying any provisions necessary for the Company to qualify for the Safe Harbor Election, and (ii) shall execute and file any other necessary forms or documents and take all other actions reasonably necessary to cause the Company and each profits interest holder to qualify for the Safe Harbor Election; provided, however, such Safe Harbor Election must be available to the Company and each profits interest holder under the terms of the final guidance.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 Non-Liquidation Cash Distributions.

(a) The amount, if any, of Available Cash shall be determined by the Board of Managers and shall be distributed, at the discretion of the Board of Managers, to the Members pro rata in accordance with their respective vested Units.

(b) To the extent funds are available, the Company shall distribute periodically to match the time for making estimated tax payments to each Member an amount equal to such Member's Tax Distribution Amount; provided that, no Distributions shall be made with respect to income allocated in connection with a sale by the Company of all or substantially all of the Company's assets. There can be no assurance, however, that such distributions will be made, or if made, will fully satisfy a Member's tax liabilities attributable to allocations of taxable income hereunder. If the Company does not have sufficient cash to make distributions of the Tax Distribution Amount to all Members, then the Company will make such Distribution of cash to the Members pro rata in proportion to the respective amounts due to them under this Section 4.1(b), and the Company shall make up any shortfall in any Distribution of Tax Distribution Amounts at such times as the Company has sufficient cash to fund such distributions. A Member's Tax Distribution Amount shall be reduced by the amount of Distributions made pursuant to Section 4.1 made to such member and any Member's Tax Distribution Amount shall be treated as an advance of any distribution under Section 4.1(a). The obligation to make Distributions pursuant to this Section 4.1(b) may be waived from time to time by the Partnership Representative.

4.2 Liquidation Distributions. Liquidation Proceeds shall be distributed in the following order of priority:

(a) To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and any expenses of liquidation.

(b) Next, as necessary, to the setting up of such reserves as the Person required or authorized by law to wind up the Company's affairs (the "Liquidator") may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company, provided that any such reserves shall be paid over by the Liquidator to an independent escrow agent, to be held by such agent or its successor for such period as the Liquidator shall deem advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as hereinafter provided.

(c) The remainder to the Members in accordance with and to the extent of their respective positive Capital Account balances after taking into account the allocation of all Income or Loss pursuant to this Agreement for the fiscal year(s) in which the Company is liquidated.

4.3 Income, Losses and Distributive Shares of Tax Items. The Company's Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to Article VI hereof, shall be allocated to the Members for both financial accounting and income tax purposes as set forth in this Article IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4 Allocation of Income, Loss and Credits.

(a) Income for each fiscal year (or portion thereof) shall be allocated among the Members in the following order of priority:

(i) To the Members allocated Loss pursuant to Section 4.4(b)(ii), in an amount equal to the Loss allocated such Members (and not previously offset by allocations of Income pursuant to this Section 4.4(a)(i)), in proportion to the remaining unoffset Losses allocated pursuant to Section 4.4(b)(ii), in the reverse order of the allocation of Loss pursuant to Section 4.4(b)(ii);

(ii) To the Members allocated Loss pursuant to Section 4.4(b)(i), in an amount equal to the Loss allocated such Members (and not previously offset by allocations of Income pursuant to this Section 4.4(a)(ii)), in proportion to the remaining unoffset Losses allocated pursuant to Section 4.4(b)(i) , in the reverse order of the allocation of Loss pursuant to Section 4.4(b)(i); and

(iii) To the Members, in accordance with their respective Percentage Interests.

(b) Loss for each fiscal year shall be allocated among the Members in the following order of priority:

(i) To the Members with positive Capital Account balances, in proportion to and to the extent of the respective positive Capital Account balances; and

(ii) The remainder to the Members in accordance with their respective Percentage Interests.

(c) Credits for each fiscal year shall be allocated among the Members in accordance with their Percentage Interests.

(d) For purposes of the allocations pursuant to this Section 4.4, allocations to a predecessor Member shall be taken into account for purposes of allocating to a transferee of such Member.

4.5 Special Rules Regarding Allocation of Tax Items. Notwithstanding the foregoing provisions of Article IV, the following special rules shall apply in allocating tax items of the Company:

(a) § 704(c) and Revaluation Allocations. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. In the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Board of Managers in a manner that reasonably reflects the purpose and intention of this Agreement; provided that, the Company shall adopt the remedial allocation method as contemplated in Treasury Regulation Section 1.704-3(d). Allocations pursuant to this Section 4.5(a) are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b) Minimum Gain Chargeback. Notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "Minimum Gain Chargeback Requirement"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net

decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement.

A Member's share of Company Minimum Gain shall be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year shall equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain shall be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest shall be taken into account.

(c) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article IV other than Section 4.5(b), if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(d) Qualified Income Offset. In the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) shall be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this Article IV have been made.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members in proportion to their Units.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g) Curative Allocations. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e), (f), and (h) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Article IV shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) shall be deferred to the extent the Members reasonably determine that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h) Loss Allocation Limitation. Notwithstanding the other provisions of this Article IV, unless otherwise agreed to by all of the Members, no Member shall be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i) Share of Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Unit.

(j) Compliance with Treasury Regulations. The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation §§ 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by the Members that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Board of Managers, upon being so directed by the Members, is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

(k) General Allocation Provisions. Except as otherwise provided in this Agreement, all items that are components of Income or Loss shall be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items shall be determined on a daily, monthly or other basis, as determined by the Board of Managers using any permissible method under Code § 706 and the Treasury Regulations thereunder.

4.6 No Priority. Except as may be otherwise expressly provided herein, no Member shall have priority over any other Member as to Company capital, Income, gain, deductions, Loss, Credits or Distributions.

4.7 Tax Withholding. Notwithstanding any other provision of this Agreement, the Board of Managers is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including, without limitation, withholding on any Distribution to any Member. For all purposes of this Article IV, any amount withheld on any Distribution and paid over to the appropriate governmental body shall be treated as if such amount had in fact been distributed to the Member.

4.8 Reserves. The Board of Managers shall establish, maintain and expend Reserves to provide for working capital, for the Members' Tax Distribution Amounts, for future maintenance, repair or replacement of the Property, for debt service, for future investments and for such other purposes as it may deem necessary or advisable.

ARTICLE V
MANAGEMENT

5.1 Management.

(a) The business and affairs of the Company shall be managed by two (2) or more natural persons who shall be referred to as "Managers" and who, acting as a board, shall constitute the "Board of Managers." The Managers each shall hold office until such Manager's successor is duly elected or until such Manager's earlier death, resignation or removal (as provided below). Managers need not be Members of the Company. Except as expressly limited by law, the Certificate or this Agreement, the Property and the business of the Company shall be controlled and managed by the Board of Managers. The Board of Managers shall have and is vested with all powers and authorities, except as expressly limited by law, the Certificate, or this Agreement, to do or cause to be done any and all lawful things for and in behalf of the Company, to exercise or cause to be exercised any or all of its powers, privileges and franchises, and to seek the effectuation of its objects and purposes. The initial managers of the Company shall be Marinus Dijkstra and Alexander Mika'ele Chuck.

(b) The Board of Managers may designate officers and persons to act on behalf of the Company as the Board of Managers determines from time to time. Any appointed officer shall serve at the pleasure of the Board of Managers and may be removed at the discretion of the Board of Managers. In addition, the Board of Managers may from time to time create various Company committees, including compensation and audit committees.

5.2 Election of the Board of Managers. Vacancies on the Board of Managers shall be filled by the vote of a majority of the Board of Managers. Managers may be removed only by the vote of a Majority in Interest.

5.3 Meetings of the Board of Managers; Place of Meetings. Meetings of the Board of Managers shall be held annually. Meetings may also be held at other times upon the call of either of the Managers or a Majority in Interest. Except as set forth above, all meetings of the Board of Managers shall be held at such place as shall be designated by the Board of Managers and stated in the notice of the meeting or in a duly executed waiver of notice thereof. Managers may participate in a meeting of the Board of Managers by means of conference telephone

equipment or similar communications equipment whereby all Managers participating in the meeting can hear each other and participation in a meeting in this manner shall constitute presence in person at the meeting.

5.4 Quorum; Voting Requirement. At all meetings of the Board of Managers, a majority of the number of Managers then serving shall constitute a quorum for the transaction of business. The act of a majority in number of the Managers present at any meeting of the Board of Managers at which a quorum is present shall be the act of the Board of Managers.

5.5 Deadlock. In the event the Board of Managers cannot agree on an action to be taken or not taken by the Company, such decision shall be made by a Majority in Interest of the Members.

5.6 Notice of Meeting. Notice of each meeting of the Board of Managers stating the place, day and hour of the meeting shall be given to each Manager and at least one (1) business day before the day on which the meeting is to be held. Each Manager must be reasonably responsive to a shortening of the notice requirement in the case a Manager requests an emergency meeting of the Board of Managers. The notice may be given by any Manager having authority to call the meeting. "Notice" and "call" with respect to such meetings shall be deemed to be synonymous.

5.7 Waiver of Notice. Whenever any notice is required to be given to any Manager under the provisions of this Agreement, a waiver thereof in writing signed by such Manager, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting except where a Manager attends a meeting for the express purposes of objecting to the transaction of any business because the meeting is not lawfully called or convened.

5.8 Action Without a Meeting. Any action that is required to be or may be taken at a meeting of the Board of Managers may be taken without a meeting if consents in writing, setting forth the action so taken, are signed (including through electronic acknowledgement of an agreed to form of document) by that number of Managers required pursuant to the voting requirements set forth in Section 5.4 for the taking of such action. The consents shall have the same force and effect as a vote at a meeting duly held.

5.9 Compensation of Managers. Managers shall not receive any compensation or any expense reimbursement for out of pocket expenses for their service as such, including travel to and attendance at, Board of Managers meetings.

5.10 Meetings of Members; Place of Meetings. Meetings of the Members shall not be required to be held on any regular frequency. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Certificate, and may be called by a Majority in Interest. All meetings of the Members shall be held at such time or place as shall be designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of conference telephone or similar communications equipment whereby all

Members participating in the meeting can hear each other and participation in a meeting in this manner shall constitute presence in person at the meeting.

5.11 Quorum; Voting Requirement. The presence, in person or by proxy, of a Majority in Interest shall constitute a quorum for the transaction of business by the Members. Each Member shall have the right to vote in accordance with such Member's vested Units. The affirmative vote of a Majority in Interest shall constitute a valid decision of the Members, except where a larger vote is required by this Agreement.

5.12 Proxies. At any meeting of the Members, every Member having the right to vote thereat shall be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three years prior to such meeting.

5.13 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by Members holding sufficient vested Units to approve such action at a duly held meeting as set forth in Section 5.11 above. The consents shall have the same force and effect as a vote at a meeting duly held.

5.14 Notice of Meetings. Notice of a meeting of the Members, stating the place, day, hour and the purpose for which the meeting is called shall be given not less than two (2) business days before the date of the meeting, by or at the direction of the Members calling the meeting, to each Member entitled to vote at such meeting. A Member's attendance at a meeting: (a) waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and (b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

5.15 Waiver of Notice. When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

5.16 Execution of Documents Filed with Department of State of Delaware and Waiver of Receipt of Copy of Filed Documents. Any Member or Manager shall be authorized to execute and file with the Secretary of State of Delaware any document permitted or required by the Act. Such documents shall be executed and filed only after the Board of Managers (and as necessary, the Members) have approved or consented to such action in the manner provided herein. The Members hereby waive any requirement under the Act of receiving a copy of any document filed with the Secretary of State of Delaware.

5.17 Voting by Certain Holders. In the case of a Member that is a corporation, its vested Units may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its vested Units may

be voted, in person or by proxy, by its general partner or such Person as is designated by such Member. In the case of a Member that is another limited liability company, its vested Units may be voted, in person or by proxy, by such Person as is designated by the operating agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company.

5.18 Limitation of Liability; Indemnification.

(a) Limitation. No Person shall be liable to the Company or its Members for any loss, damage, liability or expense suffered by the Company or its Members on account of any action taken or omitted to be taken by such Person as a Manager of the Company or by such Person while serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise, if such Person discharges such Person's duties in good faith, exercising the same degree of care and skill that a prudent person would have exercised under the circumstances in the conduct of such prudent person's own affairs, and in a manner such Person reasonably believes to be in the best interest of the Company. A Manager's liability hereunder shall be limited only for those actions taken or omitted to be taken by such Manager in the discharge of such Manager's obligations for the management of the business and affairs of the Company. The provisions of this subsection are not intended to limit the liability of any Manager for any obligations of such Manager undertaken in this Agreement in such Manager's capacity as a Member.

(b) Right to Indemnification. The Company shall indemnify each Person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate (regardless of whether such action, suit or proceeding is by or in the right of the Company or by third parties) by reason of the fact that such Person is or was a Member or Manager of the Company, or is or was serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys' fees, excise taxes or penalties, fines and other expenses, actually and reasonably incurred by such Person in connection with such action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding); provided, however, that the Company shall not be required to indemnify or advance expenses to any Person from or on account of such Person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; provided, further, that the Company shall not be required to indemnify or advance expenses to any Person in connection with an action, suit or proceeding initiated by such Person unless the initiation of such action, suit or proceeding was authorized in advance by the Board of Managers. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such Person's conduct was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

(c) Enforcement of Indemnification. In the event the Company refuses to indemnify any Person who may be entitled to be indemnified or to have expenses advanced under this Section 5.18, such Person shall have the right to maintain an action in any court of

competent jurisdiction against the Company to determine whether or not such Person is entitled to such indemnification or advancement of expenses hereunder. If such court action is successful and the Person is determined to be entitled to such indemnification or advancement of expenses, such Person shall be reimbursed by the Company for all fees and expenses (including attorneys' fees) actually and reasonably incurred in connection with any such action (including, without limitation, the investigation, defense, settlement or appeal of such action).

(d) Advancement of Expenses. Expenses (including attorneys' fees) reasonably incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate, shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined that such Person is not entitled to indemnification by the Company. In no event shall any advance be made in instances where the Board of Managers or independent legal counsel reasonably determines that such Person would not be entitled to indemnification hereunder.

(e) Non-Exclusivity. The indemnification and the advancement of expenses provided by this Section 5.18 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, or any agreement, vote of Members, policy of insurance or otherwise, both as to action in their official capacity and as to action in another capacity while holding their respective offices, and shall not limit in any way any right that the Company may have to make additional indemnifications with respect to the same or different Persons or classes of Persons. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 5.18 shall continue as to a Person who has ceased to be a Member or Manager of the Company, and as to a Person who has ceased serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise and shall inure to the benefit of the heirs, executors and administrators of such Person.

(f) Insurance. The Company shall purchase and maintain insurance approved by the Board of Managers, including director's and officer's insurance on behalf of any Person who is or was a Member, Manager, agent or employee of the Company after the date of this Agreement, or is or was serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise after the date of this Agreement, against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power, or the obligation, to indemnify such Person against such liability under the provisions of this Section 5.18.

(g) Amendment and Vesting of Rights. The rights granted or created hereby shall be vested in each Person entitled to indemnification hereunder as a bargained for, contractual condition of such Person's being or serving or having served as a Member or Manager of the Company or serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise and, while this Section 5.18 may be amended or repealed, no such amendment or repeal shall release, terminate or adversely affect the rights of such Person under this Section 5.18with respect to any act taken or the failure to take any act by

such Person prior to such amendment or repeal or with respect to any action, suit or proceeding with respect to such act or failure to act filed after such amendment or repeal.

(h) **Definitions.** For purposes of this Section 5.18 references to:

(i) The "Company" shall include, in addition to the resulting or surviving limited liability company (or other entity), any constituent limited liability company (or other entity) (including any constituent of a constituent) absorbed in a consolidation or merger so that any Person who is or was a member or manager of such constituent limited liability company (or other entity), or is or was serving at the request of such constituent limited liability company (or other entity) as a director, officer or in any other comparable position of any Other Enterprise shall stand in the same position under the provisions of this Section 5.18with respect to the resulting or surviving limited liability company (or other entity) as such Person would if such Person had served the resulting or surviving limited liability company (or other entity) in the same capacity;

(ii) "defense" shall include investigations of any threatened, pending or completed action, suit or proceeding as well as appeals thereof and shall also include any defensive assertion of a cross-claim or counterclaim;

(iii) "fines" shall include any excise taxes assessed against a Person with respect to an employee benefit plan;

(iv) "Other Enterprises" or "Other Enterprise" shall include, without limitation, any other limited liability company, corporation, partnership, joint venture, trust or employee benefit plan; and

(v) "serving at the request of the Company" shall include any service as a director, officer or in any other comparable position that imposes duties on, or involves services by, a Person with respect to an employee benefit plan, its participants, or beneficiaries; and a Person who acted in good faith and in a manner such Person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted "in the best interest of the Company" as referred to in this Section 5.18

(i) **Severability.** If any provision of this Section 5.18or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable for any reason whatsoever, the remaining provisions of this Section 5.18and the application of such provision to other Persons or circumstances shall not be affected thereby and, to the fullest extent possible, the court finding such provision invalid, illegal or unenforceable shall modify and construe the provision so as to render it valid and enforceable as against all Persons and to give the maximum possible protection to Persons subject to indemnification hereby within the bounds of validity, legality and enforceability. Without limiting the generality of the foregoing, if any Member or Manager of the Company or any Person who is or was serving at the request of the Company as a director, officer or in any other comparable position of any Other Enterprise, is entitled under any provision of this Section 5.18 to indemnification by the Company for some or

a portion of the judgments, amounts paid in settlement, attorneys' fees, ERISA excise taxes or penalties, fines or other expenses actually and reasonably incurred by any such Person in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding), whether civil, criminal, administrative, investigative or appellate, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify such Person for the portion thereof to which such Person is entitled.

5.19 Contracts with Members, Managers, Officers or Their Affiliates. No contract or transaction between the Company and one of its Members, Managers or Officers (an "Interested Person") or between the Company and any Person in which the Interested Person is a director or officer or has a financial interest, shall be void or voidable solely for this reason, or solely because such Interested Person is present at or participates in any meeting of the Members or meeting of the Board of Managers at which the contract or transaction is authorized, or solely because such Interested Person's vote is counted for such purpose, if, in connection with any such meeting of the Members, the material facts as to such Interested Person's relationship are known to the Members and the Members holding a majority of the vested Units held by those Members who are disinterested with respect to such contract or transaction authorize such contract or transaction, even though the disinterested Members may be less than a quorum, or if, in connection with any such meeting of the Board of Managers, the material facts as to such Interested Person's relationship are known to the Board of Managers, and the majority of the Managers who are disinterested with respect to such contract or transaction authorize such contract or transaction, even though the disinterested Managers may be less than a quorum. Interested Persons may be counted in determining the presence of a quorum at a meeting of the Members or Board of Managers at which the contract or transaction is authorized.

5.20 Other Business Ventures. Except as otherwise provided in this Agreement or otherwise by contract between a Member (or an Affiliate or related party of such Member) and the Company, the Members may engage in, or possess an interest in, other business ventures of every nature and description, independently or with others, whether or not similar to or in competition with the business of the Company, and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

ARTICLE VI
ACCOUNTING AND BANK ACCOUNTS

6.1 Fiscal Year. The fiscal year and taxable year of the Company shall end on December 31 of each year, unless a different year is required by the Code.

6.2 Books and Records. At all times during the existence of the Company, the Company shall cause to be maintained full and accurate books of account, which shall reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company shall be maintained at the principal office of the Company. Each Member (or such Member's designated representative) shall have the right during ordinary business hours and upon reasonable notice to inspect and copy (at such Member's own expense) all books and records of the Company.

6.3 Financial Reports.

(a) The Company shall prepare and deliver to each Member: (i) within thirty (30) days after the end of each of the first three fiscal quarters of every fiscal year, a copy of the Company's quarterly unaudited financial statements prepared by its internal accounting department; and (ii) within ninety (90) days after the end of each fiscal year, a copy of its unaudited year-end financial statements. If the Company engages an outside accounting firm to compile, review or audit such financial statements, then the Company shall provide to each Member the statements as so compiled, reviewed or audited. Otherwise, the Company shall provide to each Member financial statements prepared by its internal accounting department.

(b) Within seventy-five (75) days after the end of each fiscal year, there shall be prepared and delivered to each Member all information (including, without limitation, final K-1s) with respect to the Company necessary for the preparation of the Members' Federal and state income tax returns.

(c) Each Member shall maintain the confidential nature of information obtained by such Member from the Company, not disclose it to third parties, and use such information only for purposes of monitoring such Member's investment in the Company; provided, however, that Members shall not be precluded from making disclosure regarding such information: (i) to their investors, employees, directors, attorneys, accountants and other professional advisors in confidence and on a need-to know basis, or (ii) as required by applicable law or regulation.

6.4 Tax Returns and Elections; Tax Matters Member.

(a) The Company shall cause to be prepared and timely filed all Federal, state and local income tax returns or other returns or statements required by applicable law. The Company shall claim all deductions and make such elections for federal or state income tax purposes that the Board of Managers reasonably believe will produce the most favorable tax results for the Members.

(b) Alexander Mika'ele Chuck is hereby designated the "partnership representative" as defined in Section 6223 of the Code, as amended by the Budget Act (the "Partnership Representative"). The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in all disputes, controversies or proceedings with the Internal Revenue Service, and, in its sole discretion, is authorized to make any available election with respect to the BBA Partnership Audit Rules and take any action it deems necessary or appropriate to comply with the requirements of the Code and to conduct the Company's affairs with respect to the BBA Partnership Audit Rules. Each Member and former Member will cooperate fully with the Partnership Representative with respect to any such disputes, controversies or proceedings with the IRS, including providing the Partnership Representative with any information reasonably requested to comply with and make elections under the BBA Partnership Audit Rules.

(c) If the Partnership Representative determines in is sole discretion, (i) the Partnership Representative may cause the Company to elect out of the BBA Partnership Audit

Rules under Code Section 6221(b) (as amended by the Budget Act), (ii) the Partnership Representative may cause the Company to push out the final partnership adjustments to the Members as described in Code Section 6226(a) (as amended by the Budget Act), or (iii) the Partnership Representative may cause the liability to be paid at the Company level.

(d) Each Member agrees to indemnify and hold harmless the Company from and against any liability with respect to such Member's proportionate share of any tax liability (including related interest and penalties) imposed at the Company level in connection with a Company-level tax audit of a taxable period during which such Member was a Member of the Company, regardless of whether such Member is a member of the Company in the year in which such tax is actually imposed on the Company or becomes payable by the Company as a result of such audit. The Board of Managers shall reasonably determine a Member's proportionate share of any such tax liability, taking into account the relevant facts and any information provided by such Member that would reduce such liability. A Member's cooperation and indemnification obligations pursuant to this Section 6.4 shall survive the termination of a Member's participation in the Company and its termination, dissolution and winding up of the Company.

(e) The Company and the Members specifically acknowledge, without limiting the general applicability of this Section, that the Partnership Representative or designated individual, if any, shall not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by him in this capacity and shall indemnify the Partnership Representative and the designated individual against any liabilities arising out of such service, as long as the Partnership Representative or designated individual, as applicable, did not act in bad faith or gross negligence. All out of pocket expenses incurred by the Partnership Representative or designated individual in such capacity shall be considered expenses of the Company for which the Partnership Representative or the designated individual shall be entitled to full reimbursement.

6.5 Section 754 Election. In the event a distribution of Company assets occurs that satisfies the provisions of Section 734 of the Code or in the event a transfer of Units occurs that satisfies the provisions of Section 743 of the Code, upon the determination of a Majority in Interest or Board of Managers, the Company shall elect, pursuant to Section 754 of the Code, to adjust the basis of the Property to the extent allowed by such Section 734 or 743 and shall cause such adjustments to be made and maintained.

6.6 Bank Accounts. All funds of the Company shall be deposited in a separate bank, money market or similar account(s) approved by the Board of Managers and in the Company's name. Withdrawals therefrom shall be made only by persons authorized to do so by the Board of Managers.

ARTICLE VII
TRANSFERS AND ISSUANCES OF UNITS; WITHDRAWAL

7.1 Permitted Transfers.

(a) No Units of the Company owned by any Member may be Transferred, except that a Member may make a Transfer approved by the Board of Managers.

(b) Any assignee of Units as allowed by this Section 7.1 (a "Transferee") who does not become a Substitute Member shall not be a Member and shall not have any right to vote as a Member or to participate in the management of the business and affairs of the Company, such right to vote such Units and to participate in the management of the business and affairs of the Company continuing with the Transferor. Any such Transferee shall, however, be entitled to distributions and allocations of the Company, as provided in Article IV of this Agreement, attributable to the Units that are the subject of the Transfer to such Transferee.

7.2 Substitute Members. No assignee of all or part of a Member's Units shall become a Member in place of the Transferor (a "Substitute Member") unless and until:

(a) The Transferor (if living) has stated such intention in the instrument of assignment;

(b) The Transferee has executed an instrument accepting and adopting the terms and provisions of this Agreement;

(c) The Transferee has confirmed his, her, or its status as an accredited investor; and

(d) The Transferor or Transferee has paid all reasonable expenses (including legal fees) of the Company in connection with the admission of the Transferee as a Substitute Member; provided that, except as expressly stated in this Agreement, the Transferor and Transferee will be jointly and severally obligated for such expenses.

Upon satisfaction of all of the foregoing conditions with respect to a Transferee, the Board of Managers shall cause this Agreement to be duly amended to reflect the admission of the Transferee as a Substitute Member.

7.3 Effect of Admission as a Substitute Member. Unless and until admitted as a Substitute Member pursuant to Section 7.2, a Transferee shall not be entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Units, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records, but a Transferee shall only be entitled to receive, to the extent of the Units transferred to such Transferee, the Distributions to which the Transferor would be entitled. A Transferee who has become a Substitute Member has, to the extent of the Units transferred to such Transferee, all the rights and powers of the Member for whom such Transferee is substituted and is subject to the restrictions and liabilities of a Member under this Agreement and the Act. Upon admission of a Transferee as a Substitute Member, the Transferor shall cease to be a Member of the Company to the extent of such Units.

A Person shall not cease to be a Member upon assignment of all of such Member's Units unless and until the Transferee becomes a Substitute Member.

7.4 Additional Members and Units.

(a) Additional Members may be admitted to the Company and additional Units may be issued only upon the consent of the Board of Managers.

(b) All Members hereby acknowledge that their respective fully diluted ownership percentages may be diluted in the event that any additional Units (including profits interests) are issued (each a "Unit Issuance"). Notwithstanding the previous sentence, the Units of certain Members will be adjusted upon the following dilutive issuances of Units:

(i) Until the Company has raised a total of $800,00.00 in one or more Capital Raises, any time there is a Unit Issuance, Jason Arthur Swart and Joe Trujillo will either be issued additional Units or the Units of other Members immediately prior to such Capital Raise will be decreased such that Jason Arthur Swart and Joe Trujillo will maintain the same fully diluted ownership percentage that they had immediately prior to such Unit Issuance immediately after such Unit Issuance; provided, however, their priority with respect to distributions may be adjusted as long as such shift in priority is also suffered by Moo Group, LLC (collectively, the "Swart and Trujillo Anti-Dilution Protection"). For the avoidance of doubt, after the Company has raised a total of $800,000.00 in one or more Capital Raises, the Swart and Trujillo Anti-Dilution Protection will no longer apply and the respective fully diluted ownership percentages of Jason Arthur Swart and Joe Trujillo may be diluted in the event of Unit Issuances.

(ii) Until the Company has completed three Capital Raises, any time there is a Unit Issuance, Thomas Hintz will either be issued additional Units or the Units of other Members immediately prior to such Capital Raise will be decreased such that Thomas Hintz will maintain the same fully diluted ownership percentage that he had immediately prior to such Unit Issuance immediately after such Unit Issuance; provided, however, his priority with respect to distributions may be adjusted as long as such shift in priority is also suffered by Moo Group, LLC (collectively, the "Hintz Anti-Dilution Protection"). Provided further, that in the third Capital Raise, Thomas Hintz will only receive anti-dilution protection for amounts raised up to $5,000,000.00. For the avoidance of doubt, (1) in the first and second Capital Raises, there will be no dollar limit on the amount of the Hintz Anti-Dilution Protection, (2) if the third Capital Raise is greater than $5,000,000.00, the Hintz Anti-Dilution Protection will no longer apply for amounts raised in the third Capital Raise over $5,000,000.00, and (3) after the Company has completed three Capital Raises the Hintz Anti-Dilution Protection will no longer apply and the fully diluted ownership percentages of Thomas Hintz may be diluted in the event of Unit Issuances.

The Board of Managers shall cause Schedule A to this Agreement to be amended to reflect any adjustment in the Units of the Members in accordance with this Section 7.4(b).

7.5 Redemption of Units. Subject to this Agreement, Units may be redeemed by the Company upon the agreement of the Board of Managers and the holder of the Units to be redeemed. The Board of Managers shall cause Schedule A to this Agreement to be amended to reflect any adjustment in Units.

7.6 Withdrawal. No Member shall be permitted to withdraw from the Company.

ARTICLE VIII
DISSOLUTION AND TERMINATION

8.1 Events Causing Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) Upon the approval of a Majority in Interest of the Members;

(b) Upon the entry of a decree of dissolution with respect to the Company by a court of competent jurisdiction; or

(c) When the Company is not the surviving entity in a merger or consolidation under the Act.

8.2 Effect of Dissolution. Except with respect to the occurrence of an event referred to in Section 8.1(c), and except as otherwise provided in this Agreement, upon the dissolution of the Company, the Board of Managers shall take such actions as may be required pursuant to the Act and shall proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Board of Managers shall have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining Fair Value therefor, to apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 8.3, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

8.3 Application of Proceeds. Upon dissolution and liquidation of the Company, the assets of the Company shall be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE IX
MISCELLANEOUS

9.1 Title to the Property. Title to the Property shall be held in the name of the Company. No Member shall individually have any ownership interest or rights in the Property, except indirectly by virtue of such Member's ownership of a Unit. No Member shall have any right to seek or obtain a partition of the Property, nor shall any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

9.2 Nature of Interest in the Company. A Unit shall be personal property for all purposes.

9.3 Notices. Any notice, demand, request or other communication (a "Notice") required or permitted to be given by this Agreement or the Act to the Company, any Member, or any other Person shall be sufficient if in writing and if hand delivered or mailed by registered or certified mail to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on the records of the Company or sent by electronic mail to the e-mail address, if any, of the recipient's e-mail device as such electronic mail address appears on the records of the Company. All Notices that are mailed shall be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered shall be deemed to be given upon delivery. All Notices that are given by electronic mail shall be deemed to be given upon receipt, it being agreed that the burden of proving receipt shall be on the sender of such Notice and such burden shall not be satisfied by a transmission report generated by the sender's e-mail device.

9.4 Waiver of Default. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default shall not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

9.5 No Third Party Rights. Except for a Person entitled to indemnity hereunder, none of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including, but not limited to, creditors of the Company; provided, however, the Company may enforce any rights granted to the Company under the Act, the Certificate or this Agreement.

9.6 Entire Agreement. This Agreement, together with the Certificate, constitutes the entire agreement between the Members, in such capacity, relative to the formation, operation and continuation of the Company. This Agreement will apply to any Units acquired after the date hereof by the parties to this Agreement or by parties that have formally adopted and agreed to abide by the terms of this Agreement.

9.7 Amendments to Certificate and this Agreement.

(a) Except as otherwise provided herein, neither the Certificate nor this Agreement shall be modified or amended in any manner other than by the written agreement of a Majority in Interest.

(b) This Agreement may be amended by the Board of Managers, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant sections of this Agreement with respect to such event have been satisfied:

(i) an adjustment of the Units of the Company upon the admission of an additional Member, issuance of additional Units or upon the redemption of Units as set forth in this Agreement;

(ii) the modification of this Agreement to comply with the relevant tax laws pursuant to Sections 3.3 or 4.5(j) hereof; and

(iii) the admission of a Substitute Member (Section 7.3 hereof).

9.8 Severability. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

9.9 Binding Agreement. Subject to the restrictions on the disposition of Units herein contained, the provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

9.10 Headings. The headings of the articles and sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

9.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

9.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles.

9.13 Remedies. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party shall pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys' fees, incurred by the non-defaulting parties as a result of such default. In the event that any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings shall be entitled to recover from the non-prevailing party all costs and expenses, including, but not limited to, reasonable attorneys' fees, incurred by the prevailing party in such court proceedings.

9.14 Waiver of Jury Trial. NO PARTY TO THIS AGREEMENT OR ANY ASSIGNEE, SUCCESSOR, HEIR OR PERSONAL REPRESENTATIVE OF A PARTY SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER AGREEMENTS OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR

REPRESENTED TO ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

[*signature page follows*]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the day and year first written above.

MEMBERS:

Moo Group, LLC

By: ______________________________
Name: Marinus Dijkstra
Title: Manager and Member

By: ______________________________
Name: Alexander Mika'ele Chuck
Title: Manager and Member

____
Jason Arthur Swart

____
Joe Trujillo

____
Chris van den Berg

____
Thomas Hintz

SCHEDULE A –

MEMBER UNITS AND PERCENTAGE INTEREST

See Section 3 of the First Amendment, effective November 2, 2020, to the Amended and Restated Operating Agreement of Pharm Robotics, LLC, dated as of January 23, 2020.

FIRST AMENDMENT TO THE
AMENDED AND RESTATED OPERATING AGREEMENT
OF
PHARM ROBOTICS, LLC

This First Amendment (this "Amendment") to the Amended and Restated Operating Agreement of Pharm Robotics, LLC, a Delaware limited liability company (the "Company"), dated as of January 23, 2020 (the "Operating Agreement") is entered into to be effective as of November 2, 2020 by and among Moo Group, LLC, a Delaware limited liability ("Moo Group"), Jason Arthur Swart, and Joe Trujillo.

RECITALS

WHEREAS, the Members who are signatories hereto constitute a Majority in Interest of the Members of the Company, and in accordance with Section 9.7(a) of the Operating Agreement, a Majority in Interest can amend the Operating Agreement; and

WHEREAS, such Members have determined that it is in the best interests of Company to amend the Operating Agreement to clarify that one Member alone can constitute a Majority in Interest, update the Swart and Trujillo Anti-Dilution Protection to increase the capital raise threshold from $800,000.00 to $1,000,000.00, and update Schedule A thereto as provided herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment to Section 1.1. The definition of Majority in Interest in Section 1.1 of the Operating Agreement is hereby deleted in its entirety and replaced with the following:

> "**Majority in Interest**" means one or more Members holding an aggregate of more than fifty percent (50%) of the aggregate outstanding vested Units of the Company.

2. Amendment to Section 7.4(b)(i). Section 7.4(b)(i) of the Operating Agreement is hereby deleted in its entirety and replaced with the following:

> (i) Until the Company has raised a total of $1,000,00.00 in one or more Capital Raises, any time there is a Unit Issuance, Jason Arthur Swart and Joe Trujillo will either be issued additional Units or the Units of other Members immediately prior to such Capital Raise will be decreased such that Jason Arthur Swart and Joe Trujillo will maintain the same fully diluted ownership percentage that they had immediately prior to such Unit Issuance immediately after such Unit Issuance; provided, however, their priority with respect to distributions may be adjusted as long as such shift in priority is also suffered by Moo Group, LLC (collectively, the "Swart and Trujillo Anti-Dilution Protection"). For the avoidance of doubt, after the Company has raised a total of $1,000,000.00 in one or more Capital Raises, the Swart and Trujillo Anti-Dilution Protection will no longer apply and the respective fully diluted ownership percentages of Jason Arthur Swart and Joe Trujillo may be diluted in the event of Unit Issuances.

3. Amendment to Schedule A. Schedule A to the Operating Agreement is hereby deleted in its entirety and replaced with the below to reflect the forfeiture of 20 Units by Chris van den Berg and the issuance of 20 Units to Moo Group, both in accordance with the terms of that certain Profits Interest Award Agreement, made and entered into as of February 12, 2020, by and among Chris van den Berg, the Company, solely with respect to Section 5 thereof, Moo Group (the "PIAA"):

Member	Units	Percentage Interest
Moo Group, LLC	940.00	92.02%
Jason Arthur Swart	25.54	2.50%
Joe Trujillo	25.54	2.50%
Chris van den Berg	10.00	0.98%
Thomas Hintz[(1)]	20.43	2.00%
TOTALS	**1,021.51**	**100.00%**

[(1)] The Units held by Thomas Hintz are fully vested profits interests, issued pursuant to that certain Profits Interest Award Agreement, made and entered into as of January 23, 2020, by and between Thomas Hintz and the Company.

4. Anti-Dilution Protection. Jason Arthur Swart and Joe Trujillo hereby acknowledge and agree that the Swart and Trujillo Anti-Dilution Protection does not apply to the issuance of 20 Units to Moo Group in accordance with the terms of the PIAA because the total number of Units outstanding did not change (given the forfeiture of 20 Units by Chris van den Berg).

5. Board of Managers Confirmation and Acknowledgment. The Board of Managers, by signing below, hereby confirms and acknowledges the forfeiture of 20 Units by Chris van den Berg, the issuance of 20 Units to Moo Group, and the amendments to the Operating Agreement contemplated hereby.

6. Defined Terms. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Operating Agreement.

7. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute an agreement, notwithstanding that all parties are not signatories to the same counterpart.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment and affixed its signature hereto as of the date first above written.

MEMBERS:

Moo Group, LLC

By: ______________________
Name: Marinus Dijkstra
Title: Manager

By: ______________________
Name: Alexander Mika'ele Chuck
Title: Manager

____
Jason Arthur Swart

____
Joe Trujillo

BOARD OF MANAGERS:

____
Marinus Dijkstra

____
Alexander Mika'ele Chuck